Exhibit 99.1

Consolidated Financial Statements (Expressed in thousands of United States dollars) WESTPORT INNOVATIONS INC. Three and nine months ended December 31, 2010 and 2009

WESTPORT INNOVATIONS INC. Consolidated Balance Sheets (Expressed in thousands of United States dollars)

	December 31,	March 31,
	2010	2010
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$144,151	$70,480
Short-term investments	41,578	33,725
Accounts receivable	14,470	11,390
Loan receivable (note 15 (a))	13,514	13,295
Inventories (note 4)	14,819	8,048
Prepaid expenses	1,691	1,286
Current portion of future income tax asset	5,583	4,990
	235,806	143,214

Long-term investment (note 5)	5,111	-
Other assets (note 6)	924	-
Property and equipment, net (note 7)	11,370	6,113
Intangible assets, net (note 8)	6,802	283
Goodwill (note 3)	8,091	-
Future income tax asset	4,683	4,080

	$272,787	$153,690

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$17,431	$13,687
Deferred revenue	1,779	878
Demand installment loan (note 9)	-	3,244
Short-term debt	197	160
Current portion of long-term debt (note 10)	14,229	136
Current portion of warranty liability	13,064	11,894
	46,700	29,999

Warranty liability	7,169	9,056
Long-term debt (note 10)	9,406	12,735
Other long-term liabilities	7,336	5,189
	70,611	56,979
Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
46,859,564 (March 31, 2010 - 38,494,475) common shares	429,598	293,660
Other equity instruments (note 13)	3,976	9,825
Additional paid in capital	5,417	4,235
Accumulated deficit	(270,242)	(242,372)
Accumulated other comprehensive income	20,736	18,227
	189,485	83,575
Joint venture partners’ share of net assets of joint ventures (note 15 (c))	12,691	13,136
	202,176	96,711

	$272,787	$153,690

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC. Consolidated Statements of Operations (unaudited) (Expressed in thousands of United States dollars, except share and per share amounts)

	Three months ended		Nine months ended
	December 31,		December 31,
	2010	2009	2010	2009

Product revenue	$30,976	$28,557	$84,035	$67,300

Parts revenue	8,553	7,814	21,837	19,893
Service revenue	-	-	4,052	-
	39,529	36,371	109,924	87,193

Cost of revenue and expenses:
Cost of product and parts revenue	26,663	22,080	70,483	59,996
Research and development (notes 13 and 14)	9,621	6,201	24,709	18,462
General and administrative (note 13)	4,044	2,098	10,220	6,915
Sales and marketing (note 13)	6,395	5,414	14,796	12,081
Foreign exchange loss (gain)	985	(161)	602	(487)
Depreciation and amortization	1,289	497	2,553	1,415
Bank charges, interest and other	167	143	472	316
	49,164	36,272	123,835	98,698

Income (loss) before undernoted	(9,635)	99	(13,911)	(11,505)

Income (loss) from investment accounted for by the equity method (note 5)	169	(205)	469	(760)
Interest on long-term debt and amortization of discount	(873)	(667)	(2,417)	(1,856)
Interest and other income	445	65	884	250
Gain on sale of long-term investments	-	-	-	248

Loss before income taxes	(9,894)	(708)	(14,975)	(13,623)

Income tax recovery (expense):
Current	(2,064)	(3,646)	(7,585)	(6,471)
Future	(45)	274	245	1,418
	(2,109)	(3,372)	(7,340)	(5,053)

Net loss for the period	$(12,003)	$(4,080)	$(22,315)	$(18,676)

Net income (loss) attributed to:
Joint venture partners (note 15)	1,527	2,811	5,555	4,279
The Company	(13,530)	(6,891)	(27,870)	(22,955)

Loss per share:
Basic and diluted	$(0.31)	$(0.20)	$(0.68)	$(0.70)

Weighted average common shares outstanding:
Basic and diluted	43,441,230	33,864,074	40,809,252	32,758,987

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC. Consolidated Statements of Comprehensive Loss (unaudited) (Expressed in thousands of United States dollars)

	Three months ended		Nine months ended
	December 31,		December 31,
	2010	2009	2010	2009

Net loss for the period	$(12,003)	$(4,080)	$(22,315)	$(18,676)

Other comprehensive income (loss):
Unrealized gain on available for sale securities, net of tax of $Nil (2009 - $13 and $162)	-	94	-	1,134
Reclassification of net realized gain on available for sale securities to net loss, net of tax of $Nil (2009 - $nil and $19)	-	-	-	(135)
Cumulative translation adjustment	2,665	(373)	2,509
	2,665	(279)	2,509	(985)

Comprehensive loss	$(9,338)	$(4,359)	$(19,806)	$(19,661)

Comprehensive income (loss) attributable to:
Joint venture partners	1,527	2,811	5,555	4,279
The Company	(10,865)	(7,170)	(25,361)	(23,940)

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars, except share amounts)

Year ended March 31, 2010 (audited) and for the nine months ended December 31, 2010 (unaudited)

	Common shares	Share capital	Other equity Instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income	Joint venture partners’ share of net assets of joint ventures	Total shareholders' equity

Balance, March 31, 2009	32,040,540	$232,672	$9,848	$4,237	$(207,683)	$4,140	$10,065	$53,279
Issuance of common shares on exercise of stock options	389,580	3,634	-	(1,365)	-	-	-	2,269
Issuance of common shares on exercise of performance share units	601,855	3,190	(3,190)	-	-	-	-	-
Issuance of common shares on public offering	5,462,500	57,356	-	-	-	-	-	57,356
Share issuance costs	-	(3,192)	-	-	-	-	-	(3,192)
Stock-based compensation	-	-	3,167	1,363	-	-	-	4,530
Net loss for the period	-	-	-	-	(34,689)	-	-	(34,689)
Joint venture partners’ share of net income from joint ventures	-	-	-	-	-	-	7,071	7,071
Dividends paid by joint ventures	-	-	-	-	-	-	(4,000)	(4,000)
Other comprehensive income	-	-	-	-	-	14,087	-	14,087

Balance, March 31, 2010	38,494,475	293,660	9,825	4,235	(242,372)	18,227	13,136	96,711
Issuance of common shares on exercise of stock options	428,245	4,642	-	(1,643)	-	-	-	2,999
Issuance of common shares on exercise of performance share units	121,123	1,756	(2,177)	-	-	-	-	(421)
Issuance of common shares on exercise of warrants	858,221	13,853	(4,344)	-	-	-	-	9,509
Reclassification of fair value of expired warrants	-	-	(2,413)	2,413	-	-	-	-
Stock-based compensation	-	-	3,085	412	-	-	-	3,497
Issuance of common shares on public offering	6,957,500	121,756	-	-	-	-	-	121,756
Share issuance costs	-	(6,069)	-	-	-	-	-	(6,069)
Net loss for the period	-	-	-	-	(27,870)	-	-	(27,870)
Dividend paid by joint ventures	-	-	-	-	-	-	(6,000)	(6,000)
Joint venture partners’ share of net income from joint ventures	-	-	-	-	-	-	5,555	5,555
Other comprehensive income	-	-	-	-	-	2,509	-	2,509
Balance December 31, 2010 (unaudited)	46,859,564	$429,598	$3,976	$5,417	$(270,242)	$20,736	$12,691	$202,176

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC. Consolidated Statements of Cash Flows (unaudited) (Expressed in thousands of United States dollars)

	Three months ended		Nine months ended
	December 31,		December 31,
	2010	2009	2010	2009

Cash flows from operations:
Net loss for the period	$(12,003)	$(4,080)	$(22,315)	$(18,676)
Items not involving cash:
Depreciation and amortization	1,289	497	2,553	1,415
Stock-based compensation expense	1,440	1,081	3,497	2,721
Future income tax (recovery)	45	(274)	(245)	(1,418)
Change in deferred lease inducements	(10)	(12)	(35)	(54)
Loss (Income) from investment accounted for by the equity method	(169)	205	(469)	760
Accretion of long-term debt	536	345	1,425	935
Gain on settlement of short-term debt	-	-	(160)	-
Gain on acquisition (note 3)	(184)	-	(184)	-
Gain on disposition of long-term investments	-	-	-	(248)
Changes in non-cash operating working capital:
Accounts receivable	2,505	(4,810)	5,839	(4,844)
Inventories	(1,444)	1,804	(940)	2,510
Prepaid expenses	19	(1,003)	(338)	(901)
	162	3,016	(8,507)	(2,507)
Deferred revenue	454	145	3,120	1,132
Warranty liability	205	(231)	(704)	1,228
	(7,155)	(3,317)	(17,463)	(17,944)
Cash flows from investments:
Purchase of property and equipment	(1,493)	(40)	(2,634)	(106)
Sale (purchase) of short-term investments, net	(27,249)	(2,587)	(5,985)	9,514
Investment in equity interest (note 5)	-	-	(4,316)	-
Purchase of subsidiaries, net of acquired cash (note 3)	-	-	(13,016)	-
Proceeds from disposition of long-term investment	-	-	-	370
Repayment of loan receivable	18,185	12,721	18,185	12,721
Advances of loan receivable	(14,358)	(11,821)	(17,766)	(14,203)
	(24,915)	(1,727)	(25,532)	8,296
Cash flows from financing:
Repayment of demand installment loan	-	(319)	(3,206)	(922)
Repayment of short-term debt	-	(80)	-	(1,120)
Repayment of other long-term debt	(44)	(30)	(97)	(37)
Shares issued for cash	121,943	56,959	134,182	57,790
Share issuance costs	(6,069)	(3,191)	(6,069)	(3,191)
Dividend paid by joint ventures	(6,000)	(4,000)	(6,000)	(4,000)
	109,830	49,339	118,810	48,520
Effect of foreign exchange on cash and cash equivalents	(1,818)	710	(2,144)	1,469
Increase in cash and cash equivalents	75,942	45,005	73,671	40,338
Cash and cash equivalents, beginning of period	68,209	26,288	70,480	30,955
Cash and cash equivalents, end of period	$144,151	$71,293	$144,151	$71,293

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC. Consolidated Statements of Cash Flows (unaudited) (Expressed in thousands of United States dollars)

	Three months ended		Nine months ended
	December 31,		December 31,
	2010	2009	2010	2009

Supplementary information:
Interest paid	$784	$721	$1,616	$1,384
Taxes paid	3,845	1,656	10,711	5,288
Non-cash transactions:
Purchase of equipment, furniture and leasehold improvements by assumption of capital lease obligation	-	-	-	343
Shares issued on exercise of performance share units	75	-	1,756	3,094

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and nine months ended December 31, 2010 and 2009

1.	Basis of presentation:

The unaudited consolidated balance sheet as at December 31, 2010, the unaudited consolidated statements of operations, comprehensive loss and cash flows for the three and nine months ended December 31, 2010 and 2009 and the unaudited consolidated statement of shareholders’ equity for the nine months ended December 31, 2010 have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements.  The accompanying unaudited consolidated financial statements do not include all information and footnote disclosures required under Canadian generally accepted accounting principles for annual financial statements. Except for the adoption of accounting policies described in note 2 and the change in reporting currency described below, these consolidated financial statements have been prepared, on a basis consistent with, and should be read in conjunction with, the consolidated financial statements and notes thereto for the fiscal year ended March 31, 2010.

These consolidated financial statements have been presented on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations.

In the opinion of management, all adjustments (consisting solely of normal recurring adjustments) considered necessary for a fair presentation of the financial position, results of operations and cash flows as at December 31, 2010 and for all periods presented have been included.

Effective April 1, 2010, the Company changed the reporting currency for its consolidated financial statement presentation from the Canadian dollar to the United States dollar. The functional currency of the Company’s operations continues to be the Canadian dollar except for Cummins Westport Inc. (“CWI”), which continues to use the U.S. dollar as its functional currency, and OMVL S.p.A (“OMVL”) (note 3), which uses the Euro as its functional currency.  The Company translates its consolidated Canadian dollar and Euro functional currency financial statements into the reporting currency using the current rate method. All assets and liabilities are translated using the period end exchange rates. Shareholders’ equity balances are translated using a weighted average of historical exchange rates.  Revenues and expenses are translated using the monthly average rate for the period. All comparative amounts have been restated on a retroactive basis to give effect to the change in reporting currency.  Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars.  The period end exchange rate of the Canadian dollar as at December 31, 2010 was $1.01 (March 31, 2010 - $0.98), and the average exchange rate for the nine months ended December 31, 2010 was $0.97 (2009 - $0.92). The period end exchange rate of the Euro was 1.34 (July 2, 2010 - 1.26), and the average exchange rate for the Euro was 1.33 for the period from July 2, 2010 to December 31, 2010.

The results from operations and cash flows of OMVL are included in these consolidated financial statements from July 2, 2010. The unaudited consolidated financial statements conform in all material respects with accounting principles generally accepted in the United States except as disclosed in note 17.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and nine months ended December 31, 2010 and 2009

2.	Accounting policies:

Accounting policies adopted during the period:

Revenue recognition:

The Company earns service revenue from a research and development arrangement with Volvo Powertrain (“VPT”) under which the Company provides contract services relating to developing natural gas engines or biogas engines for use in Volvo products.  Service revenue is recognized using the milestone method upon completion of project milestones as defined and agreed to by the Company and VPT.  The Company recognizes consideration earned from the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved.  The Company has deemed all milestone payments within the contract to be substantive. The payment associated with each milestone relates solely to past performance and is deemed reasonable upon consideration of deliverables and the payment terms within the contract. Certain milestones under the contract have yet to be defined.

The Company considers amounts to be earned once confirmation of achieving the milestone has been obtained from VPT, all services related to the milestone have been delivered, fees are determinable and collectability is reasonably assured.

Costs incurred relating to the contract are recorded as research and development costs in the consolidated statements of operations.

Intangible assets:

The Company amortizes intangible assets acquired if they are determined to have definite useful lives. Certain intangible assets, such as acquired technology and trade names, are amortized on a straight-line basis over their estimated reasonable useful lives.

Goodwill:

Goodwill is not amortized but instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. This impairment test is performed annually at January 31.

A two-step test is used to identify the potential impairment and to measure the amount of impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is considered not impaired; otherwise, goodwill is impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill.

We determine fair value using widely accepted valuation techniques, including discounted cash flows and market multiple analyses. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as our future expectations.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and nine months ended December 31, 2010 and 2009

2.	Accounting policies (continued):

We record goodwill at the time of purchase for the excess of the amount of the purchase price over the fair values of the assets acquired and liabilities assumed. Future adverse changes in market conditions or poor operating results of underlying assets could result in losses or an inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge.

Business combinations:

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued handbook sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-controlling interests.

These sections replace the former handbook section 1581, Business Combinations, and handbook section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary. Handbook section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Handbook sections 1601 and 1602, Non-controlling interests, apply to interim and annual consolidated financial statements for periods beginning on or after January 1, 2011.  The new sections address accounting for business combinations using the purchase method and the classification and recognition of non-controlling interests. The Company early adopted these handbook sections effective April 1, 2010. As a result, the acquisition of OMVL and Juniper Engines Inc. (“Juniper”) (note 3) was recorded under the provisions of these sections.  The Company previously held 49% of Juniper and as a result of the acquisition, no longer records its previous 49% interest in Juniper under the equity method of accounting from July 2, 2010.  As a result of adopting section 1602, the Company also reclassified joint venture partners’ share of net assets in joint ventures from liabilities to shareholders’ equity on the consolidated balance sheet and changed the presentation of net income attributable to the Company and joint venture partners in the statements of operations, comprehensive loss, shareholders’ equity and cash flows.

Future accounting standards:
Basis of presentation:

Canada’s Accounting Standards Board has ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011 as permitted by Canadian securities regulatory authorities.  The Company will adopt accounting principles generally accepted in the United States of America (“U.S. GAAP”) on April 1, 2011 as permitted by Canadian regulatory authorities and adopt IFRS if and when IFRS and U.S. GAAP converge.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and nine months ended December 31, 2010 and 2009

3.	Business combinations:

On July 2, 2010, the Company acquired, through its wholly owed subsidiary, Juniper Engines Italy S.r.l., 100% of the outstanding shares of OMVL, including its 51% interest in Juniper, from Società Italiana Tecnomeccanica La Precisa S.p.A and Sit International B.V. (collectively the “Sellers”). The fair value of the consideration for the acquisition on July 2, 2010 was $25,711.  Westport paid cash of $17,146 on closing, which included acquired cash of $4,130, and is required to pay $10,177 (#eu#7,600 euro) on the third anniversary of the closing date.

The Company also entered into an “on first demand” bank guarantee in favour of the Sellers with Banca Intesa S.p.A covering the Company’s future payment obligation payable on July 2, 2013. The bank guarantee is subject to a cross guarantee with the Bank of Montreal with whom the Company has a credit facility (note 9).

OMVL is based in Pernumia, Italy and designs, manufactures and markets complete fuelling systems for new vehicles and the aftermarket conversion of engines from gasoline to compressed natural gas and liquefied petroleum gas. OMVL has production and distribution capabilities in Europe, Asia, South America and Australia.

The Company previously held the other 49% of Juniper, which was accounted for as a long-term investment using the equity method.  After the transaction, Juniper became a wholly owned subsidiary of the Company.  As a result of this transaction, the Company remeasured its 49% interest in the net assets and liabilities of Juniper held prior to the transaction to fair value and recognized a gain of $184, which is recorded in other income.

The acquisitions were accounted for as business combinations using the purchase method. The results of OMVL and 100% of Juniper have been included in the consolidated financial statements of the Company from July 2, 2010.

The Company obtained an independent third-party valuation of inventories, property and equipment, and intangible assets. The final fair value of the assets acquired and liabilities assumed are as follows:

Consideration allocated to:

Total tangible assets, including cash of $4,130	$23,531
Intangible assets subject to amortization	6,338
Goodwill	7,573
Total assets acquired	37,442
Less: total liabilities assumed and gain on acquisition of $184	(11,731)
Total net assets acquired	$25,711

Consideration:
Cash	$17,146
Long-term payable	8,565

$25,711

3.	Business combinations (continued):

The foreign exchange rate used to translate Euro denominated assets acquired, liabilities assumed and purchase consideration into U.S. dollars was 1.26 based on the July 2, 2010 Bank of Canada closing rate.

The Company also incurred an obligation to the Sellers payable on July 2, 2013 that was recognized as a liability on the acquisition date and recorded at fair value. The amount is non-interest bearing, and the fair value was determined using a credit adjusted risk free rate of 3.72% to discount future cash flows. The long-term payable to the Sellers is recorded in long-term debt on the consolidated balance sheet (note 10).

The Company recognized goodwill associated with the transactions of $7,573. The goodwill includes the value of the assembled work force and expected synergies including access to markets and supply chain integration. Goodwill as at December 31, 2010 was $8,091 reflecting the effect of changes in foreign exchange rates. Goodwill is not deductible for tax purposes.

The consolidated financial statements for the three and nine months ended December 31, 2010 reflect consolidated revenue for Juniper (including OMVL) of $7,982 and $16,256, and net loss of $2,051 and $2,970, respectively, from the acquisition date. Had the Company acquired OMVL on April 1, 2010, the Company’s pro forma revenue and net loss for the nine months ended December 31, 2010 would have been $120,442 and $27,592, respectively.

The Company incurred acquisition related expenses of $18 and $397 during the three and nine months ended December 31, 2010, respectively, which have been recorded in general and administrative expenses in the consolidated statements of operations.

4.	Inventories:

	December 31,	March 31,
	2010	2010
	(Unaudited)
Purchased parts	$9,866	$6,636
Assembled parts	944	1,967
Work-in-process	3,750	782
Finished goods	1,727	514
Obsolescence provision	(1,468)	(1,851)
	$14,819	$8,048

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and nine months ended December 31, 2010 and 2009

5.	Long-term investment:

On July 3, 2010, the Company invested $4.3 million under an agreement with Weichai Power Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. to form Weichai Westport Inc. (“WWI”). The Company has a 35% equity interest in WWI.

During the three and nine months ended December 31, 2010, the Company recognized income of $169 and $624 (2009 - $nil), respectively, as income from investment accounted for by the equity method.  WWI’s condensed balance sheet as of December 31, 2010 and the statement of operations for the three and nine month periods ended December 31, 2010 are presented below:

	December 31,	March 31,
	2010	2010
	(unaudited)

Current assets	$23,929	$-
Non-current assets	1,903	-
Total assets	$25,832	$-

Current liabilities	$14,718	$-
Shareholders’ equity	11,114	-
Total liabilities and shareholders’ equity	$25,832	$-

	Three months ended		Nine months ended
	December 31,		December 31,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	$15,020	$-	$28,211	$-
Cost of revenue and operating expenses	(14,415)	-	(26,070)	-
Operating income	605	-	2,141	-
Interest and other expenses	(13)	-	(20)	-
Net income before income taxes	592	-	2,121	-
Income taxes	(110)	-	(339)	-
Net income	$482	$-	$1,782	$-

Prior to July 2, 2010, the Company had a 49% interest in Juniper Engines Inc. The Company had determined that Juniper was a variable interest entity.  However, the Company was not the primary beneficiary and had accounted for its interest in Juniper using the equity method.  During the period from April 1, 2010 to July 2, 2010, the Company recognized a loss of $155 ($205 and $760 for the three and nine months ended December 31, 2009, respectively) from this investment.

On July 2, 2010, the Company acquired the remaining 51% interest in Juniper (note 3).  As a result, effective July 2, 2010, the Company has consolidated 100% of the assets, liabilities, revenues and expenses of Juniper.

6.	Other assets:

On October 15, 2010, the Company entered into a Note and Warrant Purchase Agreement (the “Agreement”) with a private energy company based in the United States to fund operating and capital expenditures related to infrastructure development activities.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and nine months ended December 31, 2010 and 2009

6.	Other assets (continued):

Under the Agreement, the Company agreed to loan up to $1,800.  The Company will also receive up to 1,427,179 warrants representing 20% of the current outstanding shares to purchase common shares at $0.10 per share for a period of five years.

During the three months ended December 31, 2010, the Company loaned $900 under the Agreement. The loan bears interest at 12.5%, payable at the maturity date of October 15, 2012.  The Company has determined that the fair value of the warrants is nominal, given that the counterparty’s development activities are at an early stage.

7.	Equipment, furniture and leasehold improvements

		Accumulated	Net book
December 31, 2010	Cost	amortization	value

Computer equipment and software	$7,372	$6,826	$546
Furniture and fixtures	2,086	1,523	563
Machinery and equipment	27,416	17,983	9,433
Leasehold improvements	9,693	8,865	828

	$46,567	$35,197	$11,370

		Accumulated	Net book
March 31, 2010	Cost	amortization	value

Computer equipment and software	$6,874	$6,101	$773
Furniture and fixtures	1,538	1,149	389
Machinery and equipment	20,612	16,644	3,968
Leasehold improvements	9,415	8,432	983

	$38,439	$32,326	$6,113

8.	Intangible assets

		Accumulated	Net book
December 31, 2010	Cost	amortization	value

Intellectual property	$4,345	$4,164	$181
Trademarks	3,273	51	3,222
Technology	1,556	33	1,523
Customer contracts	1,922	79	1,843
Non-compete agreement	35	2	33

	$11,131	$4,329	$6,802

		Accumulated	Net book
March 31, 2010	Cost	amortization	value

Intellectual property	$4,204	$3,921	$283

	$4,204	$3,921	$283

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and nine months ended December 31, 2010 and 2009

9.	Demand installment loan:

The Company has a credit facility for maximum borrowings of CDN$20,000 governed by a margin requirement limiting such borrowings to a calculated amount based on cash and investments held with the creditor.  Borrowings may be drawn in the form of direct borrowings, letters of credit, foreign exchange forward contracts and overdraft loans.  Outstanding amounts on direct borrowings and overdraft loans drawn under this credit facility bear interest at the prime rate, and letters of credit bear interest at 1% per annum.  On June 10, 2010, the Company settled its outstanding demand installment loan.  As at December 31, 2010, no amounts are outstanding as a demand installment loan (March 31, 2010 - $3,244).

On July 2, 2010, the Company issued a letter of credit for $10,705 (CDN$11,400) as security for the long-term payable to the Sellers (note 3).

10.	Long-term debt:

	December 31,	March 31,
	2010	2010
	(unaudited)
Capital lease obligation	$251	$342
Subordinated debenture notes (a)	14,096	12,529
Long-term payable (b)	9,288	-
	23,635	12,871
Current portion	(14,229)	(136)

	$9,406	$12,735

(a)
On July 3, 2008, the Company completed the sale and issue of 15,000 debenture units of the Company for total gross proceeds of $14,090 (CDN$15,000).  Each debenture unit consisted of one unsecured subordinated debenture note in the principal amount of $1 bearing interest at 9% per annum and 51 common share purchase warrants exercisable into common shares of the Company at any time for a period of two years from the date of issue at CDN$18.73.  The Company has the option to redeem the debentures at any time at 110% of the principal amount.  Interest is payable semi-annually and the debentures mature on July 3, 2011.  Of the $14,090 gross proceeds received, the Company assigned $10,742 to the debenture notes and $3,348 to the warrants based on each instruments’ relative fair value.  The amount assigned to the debenture notes is being accreted to the principal amount using the effective interest rate of 23% over the term to maturity, and the warrants are included in other equity instruments. All of the unexercised warrants expired on July 3, 2010.

(b)
On July 2, 2010, the Company acquired OMVL for $25,711. A portion of the purchase price amounting to $10,177 (€7,600 euro) is payable on the third anniversary of the closing date. The difference between the carrying value of this liability and the principal amount is amortized using a credit adjusted risk free rate of 3.72% over the term to maturity. The amount payable to the Sellers will be paid in full on maturity and is not subject to any interest payments. The amount outstanding is denominated in euro, exposing the Company to foreign exchange changes. The amount is guaranteed to the Sellers by Banca Intesa S.p.A with a cross guarantee from the Bank of Montreal.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and nine months ended December 31, 2010 and 2009

11.	Share capital
On November 15, 2010, the Company issued 6,957,500 common shares at a price of $17.50 per share. Gross proceeds totaled $121,756, and the Company incurred share issue costs of $6,069.
12.	Stock options and other stock-based plans:

	Nine months ended		Nine months ended
	December 31, 2010		December 31, 2009
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	shares	price	shares	price
		(CDN $)		(CDN $)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Outstanding, beginning of period	1,051,589	$8.13	1,136,163	$7.32
Granted	-	-	381,262	10.41
Exercised	(428,245)	7.21	(174,400)	5.73
Cancelled/expired	(17,161)	23.24	(90,109)	16.08
Outstanding, end of period	606,183	$8.35	1,252,916	$7.85

Options exercisable, end of period	486,279	$7.50	772,040	$8.15

During the three and nine months ended December 31, 2010, the Company recognized $140 (2009 - $518) and $412 (2009 - $1,199), respectively, in stock-based compensation related to stock options.

13.	Other equity instruments:

	December 31,	March 31,
	2010	2010
	(Unaudited)
Value assigned to performance share units (a)	$3,976	$3,256
Value assigned to warrants (b)	-	6,569
	$3,976	$9,825

(a)
During the three and nine months ended December 31, 2010, 5,500 and 412,149 (2009 - 105,084 and 105,084) performance share units (“PSUs”) were granted, 860 and 23,689 (2009 - 27,602 and 38,286) were cancelled and 4,615 and 121,123 (2009 - 601,455 and 601,455) were exercised, respectively. As at December 31, 2010, there are 1,462,250 PSUs outstanding of which 155,606 were exercisable.  During the three and nine months ended December 31, 2010, the Company recognized stock-based compensation expense of $1,300 and $3,085 (2009 - $563 and $1,522), respectively, related to PSUs that vested during the period.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and nine months ended December 31, 2010 and 2009

13.	Other equity instruments (continued):

Of the PSUs granted during the three and nine months ended December 31, 2010, 166,420 PSUs were subject to market as well as service conditions. The fair value of these PSUs granted during the three and nine month periods ended December 31, 2010 was determined using a Monte-Carlo simulation using the following weighted average assumptions: expected dividend yield - nil%; expected stock price volatility - 83.48%; and risk free interest rate - 1.52%.  The valuation model determined the grant date fair value based on assumptions about the likelihood of the Company achieving different payout factors as driven by the market conditions. Payout factors are determined based upon the absolute stock price two years after the grant date and the stock price relative to an index two years after the grant date. Half of the PSUs vest after two years and the rest after three years from the date of the grant.

Stock-based compensation associated with the PSUs and stock options plan are included in operating expenses as follows:

	Three months ended		Nine months ended
	December 31,		December 31,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Research and development	$203	$244	$449	$483
General and administrative	811	538	2,141	1,693
Sales and marketing	426	299	907	545
	$1,440	$1,081	$3,497	$2,721

(b)
The warrants issued with the debenture units (note 10) expired on July 3, 2010.  The fair value of these warrants of $2,413 was reclassified to additional paid in capital.

On April 14, 2010, 790,614 warrants previously issued to Industry Canada, a department of the Government of Canada, were exercised at a price of CDN$10.65 dollars per warrant generating $8.4 million (CDN$8.4 million) in cash.

14.	Research and development expenses:

Research and development expenses are recorded net of program funding received or receivable.  For the three and nine months ended December 31, 2010 and 2009, the following research and development expenses had been incurred and program funding received or receivable:

	Three months ended		Nine months ended
	December 31,		December 31,
	2010	2009	2010	2009

Research and development expenses	$9,798	$6,785	$25,866	$19,397
Program funding	(177)	(584)	(1,157)	(935)
	$9,621	$6,201	$24,709	$18,462

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and nine months ended December 31, 2010 and 2009

15.	Investment in joint ventures:
	(a)	Cummins Westport Inc.:

The consolidated financial statements include 100% of the assets, liabilities, revenue and expenses of CWI as at and for all periods presented.  From January 1, 2005, Cummins shares equally in the profits and losses of CWI.  However, the Company has determined that CWI is a variable interest entity and the Company is the primary beneficiary.  Accordingly, the Company continues to consolidate CWI with Cummins’ share of CWI’s income included in “Joint venture partners’ share of income from joint ventures.”

Assets, liabilities, revenue and expenses of CWI included in the consolidated financial statements of the Company as at and for the periods presented are as follows:

	December 31,	March 31,
	2010	2010
	(Unaudited)
Current assets:
Cash and cash equivalents	$15,465	3,176
Short-term investments	-	12,704
Accounts receivable	768	2,620
Loan receivable	13,514	13,295
Prepaid expenses	93	70
Current portion of future income tax assets	5,583	4,990
	35,423	36,855

Future income tax assets	4,015	4,080

Equipment, furniture and leasehold improvements	660	350

	$40,098	$41,285

Current liabilities:
Accounts payable and accrued liabilities	$1,916	$4,617
Current portion of deferred revenue	1,561	633
Current portion of warranty liability	12,820	11,443
	$16,297	$16,693

Long-term liabilities:
Warranty liability	$5,600	$7,738
Deferred revenue	5,820	3,720
	$11,420	$11,458

The loan receivable above of $13,514 (March 31, 2010 - $13,295) was loaned to Cummins under a demand loan agreement, with interest accruing monthly at the one month prime corporate paper rate.  The loan is unsecured.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and nine months ended December 31, 2010 and 2009

15.	Investment in joint ventures (continued):

	Three months ended		Nine months ended
	December 31,		December 31,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudite
				d )

Product revenue	$22,961	$26,326	$66,219	$63,127
Parts revenue	8,102	6,647	20,012	17,809
	31,063	32,973	86,231	80,936

Cost of revenue and expenses:
Cost of product and parts revenue	19,704	18,896	53,422	54,654
Research and development	3,068	1,844	7,656	5,839
General and administrative	333	256	928	778
Sales and marketing	2,819	3,203	5,742	6,272
Foreign exchange loss (gain)	138	(23)	163	(336)
Bank charges, interest and other	73	66	204	164
	26,135	24,242	68,115	67,371

Net income before undernoted	4,928	8,731	18,116	13,565

Interest and investment income	93	22	207	96

Net income before income taxes	5,021	8,753	18,323	13,661

Income tax expense (recovery):
Current	2,279	3,475	7,378	6,300
Future	(418)	(292)	(529)	(1,303)
	1,861	3,183	6,849	4,997

Net income for the period	3,160	5,570	11,474	8,664

Joint venture partner’s share of net
income from joint venture	(1,580)	(2,785)	(5,737)	(4,332)

Company’s share of net income	$1,580	$2,785	$5,737	$4,332

(b)	BTIC Westport Inc.:

The consolidated financial statements include 100% of the assets, liabilities, revenue and expenses of BTIC Westport Inc. (“BWI”), a joint venture with Beijing Tianhai Industry Co., Ltd. Of China (“BTIC”) since the Company has determined that BWI is a variable interest entity and the Company is the primary beneficiary.  Accordingly, the Company consolidates BWI, and BTIC’s share of BWI’s income and losses is included in “Joint venture partners’ share of income from joint ventures.”  For the three and nine months ended December 31, 2010, the Company’s share of net loss from BWI was $53 (2009 - net income of $26) and $182 (2009 - $53), respectively.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and nine months ended December 31, 2010 and 2009

15.	Investment in joint ventures (continued):

(c)	Joint venture partners’ share of net assets from joint ventures:

	December 31,	March 31,
	2010	2010
	(Unaudited)
Cummins Westport Inc. (a)	$12,508	$12,771
BTIC Westport Inc. (b)	183	365
	$12,691	$13,136

16.	Segment information:

The Company currently operates in one operating segment, which involves the research and development and the related commercialization of engines and fuel systems operating on gaseous fuels.  The Company has property and equipment with net book values of $6,888 and $4,482 (March 31, 2010 - $6,113 and Nil) located in Canada and Italy, respectively.  The Company also recorded goodwill of $8,091 as at December 31, 2010 (March 31, 2010 - Nil) relating to its Italian operations.  For the three and nine months ended December 31, 2010, 61% (2009 - 75%) and 62% (2009 - 62%), respectively, of the Company’s revenue was from sales in the Americas, 17% (2009 - 7%) and 14% (2009 - 18%) from sales in Asia, and 22% (2009 - 18%) and 24% (2009 - 20%) sales elsewhere.

17.	Reconciliation to United States generally accepted accounting standards

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial reporting.  Such principles differ in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”).

The significant measurement and disclosure differences that are applicable to the interim consolidated financial statements as at December 31, 2010 and for the three and nine months ended December 31, 2010 and 2009, are as follows:

(a)	Investments:

Under Canadian GAAP and US GAAP, mark-to-market adjustments on available for sale securities resulted in a future income tax expense and a corresponding change in the valuation allowance against related future tax assets.  The tax expense is included in accumulated other comprehensive income until the shares are sold and then included in net loss. For Canadian GAAP, the corresponding change in the future income tax valuation allowance was recognized in net loss but under US GAAP, the change was recognized in other comprehensive income.  For US GAAP purposes, future income tax expense for the three and nine months ended December 31, 2009 of $16 and $166, respectively, recognized under Canadian GAAP would not be recognized under US GAAP.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and nine months ended December 31, 2010 and 2009

17.	Reconciliation to United States generally accepted accounting standards (continued):
(b)	Acquired in-process research and development costs:

Under Canadian GAAP, acquired in-process research and development costs are capitalized and amortized to earnings.  For US GAAP purposes, such in-process research and development costs are expensed immediately if there is no alternative use for the related research and development.  Accordingly, amortization of in-process research and development recorded under Canadian GAAP for the three and nine months ended December 31, 2010 of $36 and $106 (2009 - $33 and $62), respectively, would not be recognized under US GAAP.  As at December 31, 2010, the carrying value of intellectual property would be reduced by $174 (March 31, 2010 - $283) with a corresponding increase in accumulated deficit.

(c)	Unamortized debt financing costs:

Under Canadian GAAP, unamortized financing costs relating to issuance of the Company’s debenture notes are deducted from the liability on the consolidated balance sheet and amortized using the effective interest rate method. Under US GAAP, these unamortized financing costs are classified as deferred charges.

(d)	Effect of US GAAP differences:
The effect of the previously discussed accounting differences on total assets, total liabilities, shareholders' equity, net loss, comprehensive loss and loss per share under US GAAP are as follows:

	December	March 31,
	31, 2010	2010
	(Unaudited)
Total assets, Canadian GAAP	$273,787	$153,690
Differences in accounting for:
Intellectual property (b)	(174)	(283)
Unamortized financing costs (c)	242	529

Total assets, US GAAP	$273,855	$153,936

Total liabilities, Canadian GAAP	$70,611	$56,979
Difference in accounting for:
Unamortized financing costs (c)	242	529

Total liabilities, US GAAP	$70,853	$57,508
Shareholders' equity, Canadian GAAP	$202,176	$96,711
Difference in accounting for:
Intellectual property (b)	(174)	(283)
Shareholders' equity, US GAAP	$202,002	$96,428

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and nine months ended December 31, 2010 and 2009

17.	Reconciliation to United States generally accepted accounting standards (continued):

	Three months ended		Nine months ended
	December 31,		December 31,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net loss attributable to the Company, Canadian GAAP	(13,530)	$(6,891)	$(27,870)	$(22,955)
Tax expense on realized and
unrealized gain on available for sale securities (a)	-	(16)	-	(166)
Amortization of intellectual property (b)	36	33	106	95
Net loss attributable to the Company, US GAAP	$(13,494)	$(6,874)	$(27,764)	$(23,026)
Other comprehensive income (loss)
Attributed to the Company,	2,665	(279)	2,509	(985)
Canadian GAAP
Tax recovery on realized and unrealized gain on available for sale securities (a)	-	16	-	166
Other comprehensive income (loss) attributed to the Company, US GAAP	2,665	(263)	2,509	(819)

Comprehensive loss attributed to the Company , US GAAP	$(10,829)	$(7,137)	$(25,255)	$(23,845)

Basic and diluted loss per share, US GAAP	$(0.31)	$(0.20)	$(0.68)	$(0.70)

There are no differences between Canadian GAAP and US GAAP in total cash flows from operations, investments and financing presented in the consolidated statement of cash flows in any of the years presented.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and nine months ended December 31, 2010 and 2009

17.	Reconciliation to United States generally accepted accounting standards (continued):

(e)	Additional financial information and disclosures required under US GAAP
(i) Warranty liability A continuity of the warranty liability for the three and nine months ended December 31, 2010 and 2009 is as follows:

	Three months ended		Nine months ended
	December 31,		December 31,
	2010	2009	2010	2009
Balance, beginning of period	$20,025	$21,218	$20,950	$14,677
Warranty claims	(3,170)	(4,197)	(10,601)	(10,207)
Warranty accruals	4,457	4,994	12,028	12,254
Change in warranty estimates	(768)	(1,000)	(2,107)	(489)
Impact of foreign exchange	(311)	-	(37)	4,780
Balance, end of period	$20,233	$21,015	$20,233	$21,015

(ii) Stock based compensation

Additional information about stock options granted and the PSUs issued is as follows:

As at December 31, 2010, there are a total of 1,306,644 unvested PSUs outstanding with a weighted average grant date fair value of CDN$11.91. The aggregate intrinsic value of the Company’s outstanding and exercisable PSUs was $26,978 and $2,871, respectively, at December 31, 2010.

The aggregate intrinsic value of outstanding and exercisable stock option awards was $6,094 and $5,305, respectively, at December 31, 2010.

The total intrinsic value of options and PSUs exercised for the three and nine months ended December 31, 2010 was $284 and $6,987, respectively. As at December 31, 2010, $12,446 of compensation cost relating to share-based payment awards has yet to be recognized in results from operations and will be recognized over a weighted average period of four years.

(iii) Fair value of financial instruments

The carrying amounts reported in the balance sheets for accounts receivable, loan receivable,  accounts payable and accrued liabilities approximate their fair values due to the short terms to maturity of these instruments.

The Company’s cash and cash equivalents and short-term investments are recorded at fair value on a recurring basis as determined from prices in active markets and are included in level 1 of the fair value hierarchy.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and nine months ended December 31, 2010 and 2009

17.	Reconciliation to United States generally accepted accounting standards (continued):

The Company’s other assets include a loan receivable from a private company repayable on October 15, 2012.  The carrying value of the loan receivable approximates fair value as the transaction occurred during the current period at arms length.

The Company also has 713,590 warrants to purchase common shares in a private company. As these warrants are not traded in an active market and the private company in a start-up phase, their fair value is nominal, and these warrants are included in level 3 of the fair value hierarchy.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.  The fair value of the Company’s short-term debt is not materially different from its carrying value based on market rates of interest.

The carrying value reported in the balance sheets for the subordinated debenture notes (note 10) is recorded at amortized cost using the effective interest rate method, and the gross proceeds have been allocated between debt and equity based on the relative fair values of the subordinated debenture notes and the warrants on the issue date.  As at December 31, 2010, the fair value of the subordinated debenture notes is higher than its carrying value by $846 based on discounting the expected cash flows using a market interest rate of 14%. The carrying value of the long-term payable approximates its fair value.

(f)	Adoption of new accounting policies:

i) Improvements to financial reporting by enterprises involved with variable interest entities

In December 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which amends ASC 810, Consolidation. The amendments provide guidance and clarification of how to determine when a reporting entity should include the assets, liabilities, non-controlling interests and results of activities of a variable interest entity in its consolidated financial statements. The Company adopted this ASU effective April 1, 2010. The adoption of this standard did not have a material effect on the Company’s interim consolidated financial statements.

ii) Revenue recognition

In April 2010, the FASB issued ASU 2010-17, Revenue Recognition - Milestone Method (Topic 605). This ASU stemmed from Emerging Issues Tax Force (“EITF”) Issue 08-9, Milestone Method of Revenue Recognition.  The Task Force concluded that the milestone method is a valid application of the proportional performance model when applied to research or development arrangements.  Accordingly, the ASU states that the use of the milestone method is an accounting policy election.  The Company early adopted this ASU effective July 1, 2010 and records service revenue under this method in its interim consolidated financial statements.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and nine months ended December 31, 2010 and 2009

17.	Reconciliation to United States generally accepted accounting standards (continued):

(g)	New accounting pronouncements:

i) Revenue recognition

In October 2009, the FASB issued ASU No. 2009-13, Revenue Recognition: Multiple-Deliverable Revenue Arrangements, which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. The amendments establish a selling price hierarchy for determining the selling price of a deliverable. The amendments also eliminate the residual method of allocation and require the arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. For the Company, this ASU is effective prospectively for revenue arrangements entered into or materially modified on or after April 1, 2011. The Company is currently evaluating the effect of this ASU on its interim consolidated financial statements.